November 16, 2012

VIA EDGAR

United States Securities and Exchange Commission
Division of Corporation Finance
Attn: Kevin Woody, Accounting Branch Chief
Shannon Sobotka, Staff Accountant
100 F Street, N. E.
Washington D.C. 20549

Re:     PICO Holdings, Inc.
Form 10-K for the year ended December 31, 2011 filed February 29, 2012
File No. 033-36383

Dear Mr. Woody and Ms. Sobotka:

Thank you for your letter dated October 23, 2012 with respect to our Form 10-K for the year ended December 31, 2011. We appreciate that the Staff's comments are designed to enhance the overall disclosures to shareholders and other readers of our filings in order to assist them in better understanding our business and operations and the risks and uncertainties inherent in those operations. We understand you may ask for additional information once you review the following responses to your requests.

To assist your review, we have restated the comments from the October 23, 2012 letter followed by our response.

Item 7. Management's Discussion and Analysis of Financial Condition...page 29

Results of Operations, page 54

1. We have reviewed your response to comment number two, please explain in detail how your December 31, 2011 analysis changed as compared to December 31, 2010, such that there no longer was sufficient positive evidence to enable the Company to conclude that it was more likely than not that the deferred tax assets would be realized.

In response to the Staff's request, we respectfully explain to the Staff that we monitored each positive and negative factor in determining the need for a valuation allowance weighting the two factors of, the objective evidence of the three-year cumulative loss and the excess appreciated value of our real estate and water assets over their tax basis, more heavily than the other subjective factors noted in our previous letter to you.

In assessing the appreciated value of our real estate and water assets the Company considers its market capitalization, which we believe constitutes objective and verifiable evidence to support the Company's assertion that it had sufficient appreciation in its real estate and water assets that supported recognition of its deferred tax assets. As of December 31, 2010 the Company's market capitalization supported estimates of the excess appreciated value.

2011 Events:

1)	Including the loss we reported for the year ended December 31, 2011, the Company had a three-year cumulative loss as of December 31, 2011.

2)
Also during 2011, the Company's stock price dropped, and the resulting market capitalization of $466 million was $36 million below the Company's reported book value of $502 million, compared to an excess of market over book of $151 million at December 31, 2010.

While management continued to believe that it had appreciation in its real estate and water assets sufficient to recognize its deferred tax assets, it no longer had objective verifiable evidence to support its assertion as provided by the excess market capitalization of the Company. This fact, coupled with the three-year cumulative loss, caused us to conclude that the negative factors outweighed the positive factors and consequently, we recorded a full valuation allowance in 2011.

Notes to Consolidated Financial Statements…,page 91

Nature of Operations and Significant Accounting Policies, Noncontrolling Interest, page 92

2. We note your response to prior comment three from our letter dated September 26, 2012. Please provide your SAB 99 materiality analysis.

In response to the Staff's request, we respectfully provide the following SEC Staff Accounting Bulletin No. 99 (“SAB 99”) analysis:

Summary:

As a diversified holding company, the focus of investors is primarily on shareholders' equity and book value per share. In 2011 the Company identified accounting errors in the recognition of the losses attributable to the noncontrolling interest. The Company had previously attributed such losses using the relative ownership percentages when the losses should have been based on the member's rights to ordinary distributions (i.e. in accordance with the distribution preference stated in the operating agreement). This error was specifically in the Company's water and water resource segment, which is devoted to the development of water resources in the southwestern United States. The development of our water assets is a long-term process requiring significant capital and expertise. A complete project may take ten years or longer.

In our press releases and other filings, we communicate our focus as seeking to build and operate businesses where we believe significant value can be created from the development of unique assets, and to acquire businesses which we identify as undervalued and where our management participation in operations can aid in the recognition of the business's fair value, as well as create additional value. Our objective is to maximize long-term shareholder value. Our goal is to manage our operations to achieve a superior return on net assets over the long term, as opposed to short-term earnings.

Materiality Assessment:
The Company performed a materiality assessment to determine the impact of the error on its consolidated financial statements for 2011. To perform this analysis, the Company considered both quantitative and qualitative factors as set forth in SAB 99 and other relevant factors discussed herein, consistent with the nature of our long-term shareholder value philosophy. Based on this evaluation, a summary of which is set forth below, the Company concluded that the errors were not material to its 2011 or any prior year consolidated financial statements.
Consistent with our focus, the key metrics we believe shareholders and investors focus upon are the growth in shareholders' equity, book value per share (which fluctuates primarily based on changes in shareholders' equity), segment results and to a lesser extent on net income or loss, earnings per share and revenue, especially given the length of time it can take to development certain of our real estate and water assets.
The Company therefore considered the following quantitative and qualitative factors in assessing the materiality of the condensed consolidated balance sheet classification errors in accordance with SAB 99:

•
The Company considered whether the misstatement masked a change in earnings or other trends and we concluded it did not as the reported segment results for the water resource and water storage segment were not impacted by the error. We realized the consolidated statement of operations was effected; however, the impact was a classification correction between the noncontrolling interest and PICO Holdings, Inc. This correction did impact the reported loss for PICO Holdings, Inc.; however, we don't believe the total net loss is the primary financial metric considered by shareholders in assessing the overall performance of our Company given the diversity of the operations consolidated in our financial statements and the nature of our business being focused on a long-term shareholder value proposition.

•
We considered whether the misstatement arose from an item capable of precise measurement or whether it arises from an estimate and, if so, the degree of imprecision inherent in the estimate. We concluded that the misstatement arose from a misinterpretation of accounting principles related to a complex area of accounting and not from an estimate. The operating agreement that governs the partnership includes unique and unusual cash distributions that were new to our business.

•
We considered whether the misstatement changes a loss into income or vice versa noting the misstatement does not change income to a loss or a loss into income. PICO Holdings, Inc. reported a loss in each period and the misstatement makes that loss larger. We are a diversified Company that does not focus on short-term earnings.

•
We considered whether the misstatement concerned a segment or other portion of our business that has been identified as playing a significant role in our operations or profitability. The misstatement does concern a segment that plays a significant role in our operations; however the misstatement does not change the reported segment results or our share of the economic distributions of the partnership that owns the assets.

•	We considered whether the misstatement affected our compliance with regulatory requirements noting the misstatement did not affect any compliance with regulatory requirements.

•	We considered whether the misstatement affected our compliance with loan covenants or other contractual requirements noting the misstatement did not affect any loan covenants.

•	We considered whether the misstatement had the effect of increasing management's compensation noting the misstatement did not impact any compensation arrangements.

•	We considered whether the misstatement involved concealment of an unlawful transaction noting the misstatement did not involve concealment of an unlawful transaction.

•
We considered investor and analyst reaction, and the stock price and volume after the 10-K was filed. We primarily have one analyst who follows the Company and issues reports from time to time. Upon issuing the 2011 10-K neither our shareholders, potential investors nor the analyst that followed the Company asked a question or expressed concern about the correction in the accounting for the losses. In addition, the Company's stock price for the 10 days following the filing did not show any significant increase or decrease in volume or price. As a result, the Company believes that analysts and investors did not consider the error as material. This misstatement did not hide a failure to meet the analysts' consensus expectations for our Company because the analyst who does follow the Company does not issue earnings expectations.

Quantitative Analysis:

As discussed above, in our public filings, we communicate to shareholders and investors what we consider the most important financial metrics in our financial statements given our long-term shareholder value philosophy: shareholders' equity, book value per share, segment results and total assets. The analysis that follows assesses the quantitative impact on those balances in addition to the collective impact on the reported net loss.

Financial Statements: The Company assessed the quantitative impact of the error on various balance sheet components, including shareholders' equity, total assets, segment results, net loss and cash flows. The account balance that contains the error is limited in its exposure to our consolidated financial statements. The misstatement does not impact total assets or liabilities, segment loss before income taxes, or cash flows in any period. However, reported net loss, and reported shareholders' equity attributable to PICO Holdings, Inc. were understated in each period presented. While the resulting percentage impact of the misstatement on our net loss is significant, the absolute amount is less than $3 million in 2009 and 2010. See comments below for our considerations about the circumstance where an error that is quantitatively significant to net income or loss may be considered to be immaterial.

The correction of the cumulative misstatement is $5.9 million in 2011 as follows (in millions, except book value per share):

2009 Impact:	Reported	Corrected	Difference	Percentage
Segment loss before income taxes	$16,850	$16,850	$—	—%
Net loss attributable to PICO Holdings, Inc.	$18,035	$21,033	$2,998	17%

2010 Impact:
Shareholders' equity	$568,104	$562,199	$(5,905)	(1)%
Book value per share	$25.03	$24.77	$(0.26)	(1)%
Segment loss before income taxes	$18,240	$18,240	$—	—%
Total Assets	$692,502	$692,502	$—	—%
Net loss attributable to PICO Holdings, Inc.	$11,172	$14,079	$2,907	26%

2011 Impact:
Shareholders' equity	$501,812	$501,812	$—	—%
Book value per share	$22.10	$22.10	$—	—%
Segment loss before income taxes	$22,231	$22,231	$—	—%
Total Assets	$684,151	$684,151	$—	—%
Net loss attributable to PICO Holdings, Inc.	$54,542	$48,637	$(5,905)	(11)%

Qualitative Analysis:

SAB 99 states that “a matter is 'material' if there is a substantial likelihood that a reasonable person would consider it important.” As indicated at the 2008 AICPA Conference, Mark S. Mahar, Associate Chief Accountant in the SEC's Office of the Chief Accountant indicated that the SEC staff expects a registrant to tailor its analysis to consider factors that are relevant to the registrant's own facts and circumstances, and that registrants should consider “company specific trends and performance metrics that may influence investment decisions.” This includes the metrics that a company considers important enough to include in press releases and earnings calls as well as what analysts cover in their reports.

Our press releases and the primary analyst that follows us (ThinkEquity LLC) focus the discussion of performance on shareholders' equity and book value per share. In our year-end press release dated February 29, 2012 related to the year ended December 31, 2011, the first paragraph describes our amount of equity and book value per share. Other items are discussed in the release, including specific asset levels and revenue for certain segments (including gross margins on sales). However, the focus is on shareholders' equity, which is also highlighted by providing net book value by segment as the leading information in the numerical tables.

The focus on book value per share is further supported by our primary analyst (ThinkEquity LLC). In ThinkEquity's analyst report(s), they note:
We believe [our] discounted net present value will ultimately be realized as PICO's book value which we believe is the appropriate valuation method for PICO.
The shares are trading at 1.05x the 2Q11 reported book value per share, and we believe this presents a compelling risk-reward opportunity. At 1.05x, the shares are well below their average of 1.36x since 2005 and are trading below its one-standard deviation bottom range of 1.15x. We reiterate our Buy rating on PICO shares following the 2Q11 earnings report. The key metric we follow, reported book value per share, fell slightly to $24.77. We continue to believe management is successfully building a solid pipeline of assets that will be monetized over the next couple of years, and we are particularly encouraged by the recently announced canola project, where we think an attractive opportunity exists. Valuing PICO can be challenging given the longer-term nature of the company's assets and the difficulty in determining the timing of monetization. Earnings projections are not applicable, in our view, and we are basing our valuation methodology on book value. Based on historical performance, we estimate that PICO could grow book value by approximately 16%, which is the average of the 10-year and 5-year CAGR. Applying that rate to the 2Q11 book value of $24.77, we generate a projected book value of nearly $29 over the next couple of years. As we have mentioned, it is very difficult to make short-term projections due to the variable timing of asset sales, but we are comfortable with our methodology, given the current portfolio of assets and historical trends. We note, however, that during challenging economic periods such as that which we are experiencing today, the company is more likely to be a buyer of assets versus a seller, and we would expect a flatter trend in book value. Accordingly, we apply a modest premium to the upper level of 1.59x of our target P/B range and derive a $48 price target at approximately 1.6x book.

This indicates that for analysts and investors that make investment decisions in relation to our stock, they understand that net income or loss in the short term is not the most relevant performance measure considering our long-term shareholder value approach.

Our 2011 annual letter to shareholders states that “As an acquirer of undervalued businesses and hard assets, since the financial crisis in 2008, our primary focus has been on acquisitions. From 2008 to 2011 we have invested over $149 million in residential real estate, over $35 million in water assets, and $60 million in agriculture business. We believe that our investments in these assets and building these businesses, in a time where many have been fearful of committing capital, provide our shareholders with a solid foundation for long-term increases in shareholders' equity.”

Note that in the past five years our net income or (loss) from continuing operations were (in thousands):

2011    $ (54,542)
2010    $ (11,172)
2009    $ (18, 035)
2008    $ 28,631
2007    $ (1,270)

As indicated in our communications, we are a diversified holding company and depending on the market conditions for our various segments and specific assets, we will hold and develop or sell such assets while considering long-term shareholder value. Accordingly, we have realized losses during the financial crisis period as we have not sold significant assets due to market conditions, but will expect to realize profits when financial conditions improve in the coming years. This is why we agree with the comments from ThinkEquity that equity and book value per share are more relevant performance and financial condition metrics than net income or loss over a short term.

We acknowledge the SEC staff view that circumstances are rare where a quantitatively significant error may be determined to be immaterial due to qualitative factors. However, in our circumstances (nature of our business and metrics where analysts and investors focus) the errors for each of the periods may appear significant to net income or loss, but this is not the focus of investors and it is not significant in comparison to the impact on net book value per share. The level of net income or loss is also not stable or consistent, such that even in consideration with this metric, there is not a significant impact on any trend. The errors are not quantitatively or qualitatively material in relation to the key metrics that investors focus on (shareholders' equity and book value per share).

Conclusion:

We carefully considered the quantitative and qualitative factors noted above collectively in assessing the materiality of this error on our consolidated financial statements. This error did not change segment results, assets or shareholders' equity in any material way. The misstatement is limited to the statement of operations and we believe the impact on our reported net loss in the relevant periods is not material given the nature of our Company as expressed in our public filings. Furthermore, while the error did change the net loss attributable to PICO Holdings, Inc., it did not mask a trend, or change a loss to income or vice-versa. Our disclosures in the 10-K alerted the reader to the correction of the error Consequently, given the collective evidence we examined both before and after we filed our 10-K, we continue to believe the misstatement is immaterial, and that the disclosed cumulative correction in 2011 was sufficient.

PICO Holdings, Inc. acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We would be pleased to answer any further questions or provide additional information. I can be reached directly at 858-652-4110.

Sincerely,

/s/ John T. Perri
John T. Perri
Vice President and Chief Accounting Officer
PICO Holdings, Inc.